                           VALLEY CREEK CAPITAL, LLC
                      C/O MAVRICC MANAGEMENT SYSTEMS, INC.
                              POST OFFICE BOX 7090
                           TROY, MICHIGAN 48007-7090

                                 APRIL 24, 1998

To Holders of Series 10 Beneficial Assignee Certificates of Boston Capital Tax Credit Fund II Limited Partnership

Dear BAC Holder:

    We are pleased to enclose with this letter the offer (the "Offer") by Valley Creek Capital, LLC (the "Purchaser") to pay $2.50 for each series 10 beneficial assignee certificate ("BAC") evidencing the beneficial interest of an assignee in the series 10 limited partnership interests of Boston Capital Tax Credit Fund II Limited Partnership, a Delaware limited partnership (the "Partnership"), less the amount per BAC of cash distributions declared or paid, including any cash returns of capital made or declared with respect to each BAC between March 1, 1998 and the close of business, Eastern Time on May 18, 1998 (the "Purchase Price"). The Purchase Price will be automatically reduced by $.12 per BAC for each month (or part of a month) between June 30, 1998 and the date of transfer of the BACs after June 30, 1998 in recognition of the reduction of allocable tax credits to the Purchaser after June 30, 1998. The Offer is for up to 240,000 BACs, representing approximately 9.9% of the BACs outstanding on the date of the Offer. If more than 240,000 BACs are tendered, BACs will be accepted on a pro rata basis.

THE PURCHASER IS NOT AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP

    The Purchaser is making this Offer because it believes that the BACs represent an attractive investment at the price offered based upon, in part, the expected remaining tax credits and tax losses. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of a BAC (either by the Purchaser or BAC Holders who retain their BACs) will remain a speculative investment. The Purchaser is acquiring the BACs for investment purposes and does not intend to make any effort to change current management or the operations of the Partnership. The Purchaser has no current plans for any extraordinary transaction involving the Partnership.

We encourage you to consider the following factors:

    - BAC Holders who have a present or future need for tax credits and/or tax losses from the BACs may prefer to retain their BACs and not tender them pursuant to the Offer, or any other tender offer. BAC Holders who tender their BACs will be giving up the opportunity to participate in any future potential benefits represented by ownership the of BACs, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

    - Although the Purchaser cannot predict the future value of the Partnership's assets on a per BAC basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per BAC basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership

    - The tax consequences of the Offer to a particular BAC Holder may be different from those of other BAC Holders and we urge you to consult your own tax advisors in connection with the Offer.

    - BAC Holders should note that the most recent reported trading activity in the BACs occurred in November 1997. The selling price for BACs reported in the limited and sporadic secondary market during the two-month period ended November 30, 1997 was $4.00 encompassing one trade and 5,000 BACs (as reported by Partnership Spectrum, an industry publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical 1,000 BAC sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of the net proceeds to the seller of approximately $.20 to approximately $.32 per
      BAC). Additionally, because a BAC is less valuable with the passage of time since fewer Tax Credits remain, the Purchaser believes the price per BAC should be reduced by approximately $.12 for each passing month, or a total of approximately $.84 per BAC from November 30, 1997 to June 30, 1998.

    - The Purchaser is making the Offer with a view towards making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the BACs at a low price and the desire of the BAC Holders to sell the BACs at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $2.50 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a BAC Holder and all BAC Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Transfer and Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their BACs.

BAC Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

    - "There is no established trading market for the BACs and it is not anticipated that any public market will develop." (See the Partnership's Annual Report on Form 10-K for the fiscal year ended March 31, 1997). BAC Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of BAC Holders with an opportunity to dispose of their BACs for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a BAC or the fair market value of the tax credits and tax losses attributable to each BAC and the Partnership's assets on a per BAC basis. Although there are some limited resale mechanisms available to the BAC Holders wishing to sell their BACs, there is no formal or organized trading market for the BACs.

    - Acceptance of the Offer will eliminate any future risk to the selling BAC Holder from recapture of tax credits received, since such risk will be borne by the Purchaser.

    - The Offer may be attractive to certain BAC Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of BACs.

    - Generally, individuals may not be able to fully use passive tax losses since current tax laws restrict the use of such losses by individuals. For some BAC Holders, selling their BACs may permit the use of suspended passive losses against other forms of taxable income, providing additional tax benefits in the year of sale. We urge all BAC Holders to consult their tax advisors in connection with the Offer.

    - The Offer provides BAC Holders with the opportunity to liquidate their BACs and to reinvest the proceeds in other investments should they desire to do so.

    - The Offer will provide BAC Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales or Partnership transfer fees.

    - To date the Partnership has made no distributions of net cash flow to BAC Holders.

    - The Offer may be attractive for BAC Holders whose circumstances have changed such that anticipated future allocation tax credits and tax losses may no longer be beneficial to them.

    - General disenchantment with real estate investments and with long-term investments in limited partnerships because of, among other things, their illiquidity.

If you wish to sell some or all of your BACs now, please read carefully the enclosed Offer to Purchase and the Agreement of Transfer and Sale. All you need to do is complete the Agreement of Transfer and Sale in accordance with the instructions provided therein, sign where indicated, have your signature Medallion Guaranteed and return it to the Purchaser, in the pre-addressed return envelope. If you desire to accept this Offer, please carefully follow the instructions on the Agreement of Transfer and Sale. Errors will delay and possibly prevent acceptance of your tender of the BACs.

    Except as indicated above, no other action on your part is required. This Offer will expire at 12:00 midnight, Eastern Time, on May 26, 1998, unless extended.

    If you have any questions or need assistance in completing the Agreement of Transfer and Sale, please call the Depositary at 1-888-292-4264.

                                          Very truly yours,

                                          Valley Creek Capital, LLC

                                       3